Becker& Poliakoff, LLP
45 Broadway, 17th Floor
New York, New York 10006

November 18, 2022

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Brian McAllister,

Mr. Raj Rajan

Re:	MingZhu Logistics Holdings Limited

Amendment to Form 20-F for the fiscal year ended December 31, 2021 filed September 13, 2022

File No. 001-39564

Dear Mr. McAllister and Mr. Rajan:

On behalf of our client, MingZhu Logistics Holdings Limited (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated October 6, 2022 on the Company’s Amendment to Form 20-F for the fiscal year ended December 31, 2021 submitted on September 13, 2022.

Concurrently with the submission of this letter, the Company is submitting its revised Amendment to Form 20-F (the “Revised Form 20-F”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Form 20-F where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Form 20-F.

Amendment to Form 20-F for the year ended December 31, 2021

Item 4. Information on the Company

4A. History and Development of the Company, page 45

1.

We note your revised disclosures in response to prior comment 5. However, you have not fully addressed the comment. Thus the comment is partially reissued. We note Da Hua CPAs is a participating firm of your auditor Audit Alliance LLP. Please disclose prominently whether your auditor’s participating firm Da Hua CPAs participated in your audit. If applicable, disclose whether Da Hua CPAs are subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

Your disclosures should address, but not necessarily be limited to, the risks highlighted in Item 3. Key Information.

Response: In response to the Staff’s comments, the Company has confirmed that, as per our auditor, Audit Alliance LLP, Da Hua CPAs only played supporting role in the process of auditing, including mainly about bank statement confirmations, inventory and fixed assets confirmation and certain documents translation. Audit Alliance is compliance with the PCAOB requirements and HFCAA.

4.C Organizational Structure

Organizational Structure Chart, page 88

2.	We note your response to prior comment 8. Please revise the organizational structure chart at page 88 so that the diagram clearly distinguishes entities that are under your ownership by direct equity interest by solid line or solid arrows and entities that are controlled by contractual arrangements, i.e. VIEs, by using dashed lines or dashed arrows and include a legend. Identify clearly the entity(ies) in which investors have purchased their interest and the entity(ies) in which the company’s operations are conducted. Identify each entity determined to be a WFOE.

Response: In response to the Staff’s comments, the Company has revised the page 88 in the Revised Form 20-F in accordance with the Staff’s instructions.

Item 5. Operating and Financial Review and Prospects

5A. Operating Results, page 89

3.

We note your revisions in response to prior comment 10. Please revise the consolidating schedules on pages 90-92 by further disaggregating the “subsidiaries” column into the following categories:

● Wholly foreign owned enterprises (“WFOE”) of the VIEs

● Directly owned PRC subsidiaries

● Other subsidiaries

Identify the entities included in each column and describe the business activities of each entity. Expand the schedule to separately present disaggregated major line items for intercompany receivables and investment in subsidiary. Any intercompany amounts should be presented on a gross basis. Expand your disclosures to discuss the nature of the intercompany amounts being eliminated as well as the underlying reasons for the material increase in the eliminations that occurred in 2021 as compared with 2020.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 90-92 in the Revised Form 20-F.

4.	We note that consolidating cash flows for subsidiaries for the 2020 and 2021 years presented on page 92 does not appear to reconcile to subsidiaries’ cash at the end of the period. Please reconcile and revise your disclosures as appropriate. In addition, please include the line item ‘effect of exchange rate change on cash’ for the periods presented.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 110 in the Revised Form 20-F.

5.B. Liquidity and Capital Resources

Dividends and Distributions, page 110

5.	We note your response to prior comment 11 and it is not clear from the revised disclosures how cash is transferred between the entities in your organization. Please revise to provide a detailed listing of each cash transferred and received for each entity during the periods presented and reconcile to cash flow disclosures on page 92.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 92 in the Revised Form 20-F.

Capital Expenditures, page 111

6.	We note your reconciliation of capital expenditures included in response to prior comment 13. We note your presentation of the measure “Capital expenditures” appears to be a non-GAAP measure since it includes an adjustment for repayments of obligations under capital leases. Refer to Item 10(e)(2)(ii) of Regulation S-K. Accordingly, explain this non-GAAP measure and revise to relabel this measure (i.e. “Adjusted Capital Expenditures”) so that titles or descriptions of non-GAAP financial measures are not confusingly similar to, titles or descriptions used for GAAP financial measures. Revise to provide the disclosures required by Item 10(e) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 111 in the Revised Form 20-F.

Notes to the Consolidated Financial Statements

Note 1- Nature of business and organization

Reorganization, page F-8

7.	We note below the Cheyi (BVI) acquisition transaction disclosures, in the last paragraph in note 1 on page F-9, that “Since the Company and its subsidiaries are effectively controlled by the same group of the shareholders before and after the reorganization, they are considered under common control and has been accounted for at historical cost.” Please clarify why these disclosures are included below the discussion of Cheyi(BVI) transaction. If these disclosures relate to the reorganization transactions in prior years discussed on page F-8, please move the disclosures to appropriate transaction sections in the note.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page F-9 in the Revised Form 20-F.

Note 11- Acquisition, page F-20

8.	We note your disclosure that you issued 3,189,000 ordinary shares valued at $12,756,000 in the acquisition of Cheyi (BVI). Please tell us and disclose how you determined the fair value of ordinary shares issued at $4.00 per share which is significantly higher than the quoted trading price on the date of acquisition. Include in your explanation how you identified the acquisition date and all other relevant factors in your estimate of the fair value of ordinary shares transferred. Please clarify how the total purchase consideration disclosed for your acquisition is consistent with ASC 805-30- 30-7. Refer also to the guidance regarding readily determinable fair value in ASC 820-10-20. Revise your financial statements and disclosures as appropriate.

Response: In response to the Staff’s comments, the Company clarifies that the value of Cheyi (BVI) was determined based on valuations and negotiations between the Company and shareholders of Cheyi (BVI). A financial analysis was provided to the Board of Directors of the Company by management in connection with the transaction. We use price-to-earnings (P/E) ratio to determine the value of Cheyi (BVI). The net income of Cheyi (BVI) for the year ended December 31, 2020 was $3,684,377, a P/E ratio of approximately eight (8) was applied to determine the total consideration of $29,466,032. Based on information available to the Company, the total value of $29,466,032 was deemed appropriate and the most reliable indication of the fair value of Cheyi (BVI).

The $4 per share value was determined through such aforementioned negotiations between the participants and reflects a premium over the trading value of our shares. The total value of $18,302,500 consisting of the equity issued and debt assumed by the Company is consistent with management’s internal valuations of the Cheyi (BVI).

With the information currently available, the pro-forma presentation reflects these related estimates of fair value, which will be adjusted with the consummation of the transaction.

9.	We note your revisions in response to prior comment 15. However, you have not provided the disclosures required by ASC 805-10-50-2(h)(3). Please revise.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page F-20 in the Revised Form 20-F.

Note 14- Variable Interest Entity, page F-24

10.	We note your revisions in response to prior comment 17. Please revise to address the following issues:

●	Please revise to present VIE assets and liabilities on the face of consolidated balance sheets as required by ASC 810-10-45-25;

●	Please revise to provide disclosures required by ASC 810-10-50-3(bb) and(c) and ASC 810-10-50-5A (a) and (d);

●	Please revise to provide a robust analysis how the contractual VIE agreements included in Note 14 and pages 84-87 provide you with controlling financial interests in Cheyi Network and Zhisheng. Explain how you concluded that you are the primary beneficiary.

Response: In response to the Staff’s comments, the Company has revised the disclosure as required by ASC 810-10-45-25, ASC 810-10-50-3(bb) and(c) and ASC 810-10-50-5A (a) and (d) on pages F-24 - F-26 in the Revised Form 20-F.

Note 21- Segment Information, page F-33

11.	We note your revised disclosures in response to prior comment 20. However, total assets disclosed here are not consistent with consolidated balance sheets presented on page F-4. Please revise or advise. In addition, please revise to present disclosures required by ASC 280-10-50-41.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page F-34 in the Revised Form 20-F. The Company has evaluated its revenue and long-lived assets by geographic location in accordance with the requirements of paragraphs 280-10-50-41. The Company’s financial statements include disclosure of revenues attributable to the PRC, which represented 100% of the Company’s consolidated revenues for the years ended December 31, 2021, 2020 and 2019. No individual foreign country has revenue or long-lived assets that are sufficiently material to the Company’s consolidated results to require separate disclosure.

In addition, the Company will continue to evaluate the materiality of revenue from external customers and long-lived assets for individual foreign countries, and will provide required disclosure in its future filings as necessary for any individual countries that meet the materiality guidelines.

Note 22 - Subsequent events, page F-34

12.	We note your response to prior comment 21 and have the following comment. We note your disclosure that you issued 3,826,000 ordinary shares valued at $15,304,000 in the acquisition of Yinhua. Please tell us and disclose how you determined the fair value of ordinary shares issued at $4.00 per share which is significantly higher than the quoted trading price on the date of acquisition. Include in your explanation how you identified the acquisition date and all other relevant factors in your estimate of the fair value of ordinary shares transferred. Please clarify how the total purchase consideration disclosed for your acquisition is consistent with ASC 805-30- 30-7. Refer also to the guidance regarding readily determinable fair value in ASC 820-10-20. Revise your disclosures as appropriate.

Response: In response to the Staff’s comments, the Company clarifies that the value of Yinhua was determined based on valuations and negotiations between the Company and shareholders of Yinhua. A financial analysis was provided to the Board of Directors of the Company by management in connection with the transaction. We use price-to-earnings (P/E) ratio to determine the value of Yinhua. The net income of Yinhua for the year ended December 31, 2020 was $1,441,875, a P/E ratio of approximately 12.7 was applied to determine the total consideration of $18,302,500. Based on information available to the Company, the total value of $18,302,500 was deemed appropriate and the most reliable indication of the fair value of Yinhua.

The $4 per share value was determined through such aforementioned negotiations between the participants and reflects a premium over the trading value of our shares. The total value of $18,302,500 consisting of the equity issued and debt assumed by the Company is consistent with management’s internal valuations of the Yinhua.

With the information currently available, the pro-forma presentation reflects these related estimates of fair value, which will be adjusted with the consummation of the transaction.

13.	We note your revisions in response to prior comment 21. However, you have not provided the disclosures required by ASC 805-10-50-2(h)(3). Please revise or advise. Refer to guidance in ASC 805-10-50-4.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page F-35 in the Revised Form 20-F.

In accordance with your request, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Revised Form 20-F, please contact Bill Huo, Esq. or Michael Goldstein of Becker & Poliakoff LLP by phone at 212-599-3322 or via e-mail at BHuo@beckerlawyers.com or MGoldstein@beckerlawyers.com.

Very truly yours,

/s/ Michael Goldstein
Michael Goldstein

cc:	bhuo@beckerlawyers.com

5